

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2019

Ethan Brown
President and Chief Executive Officer
Beyond Meat, Inc.
119 Standard Street
El Segundo, CA 90245

>   **Re: Beyond Meat, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted July 18, 2019**
>   **CIK No. 0001655210**

Dear Mr. Brown:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources

cc: Christopher Austin